Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Evergreen Resources, Inc.
Commission File No. 1-13171

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced that their boards of directors have approved a strategic merger in which Evergreen will become a subsidiary of Pioneer and Evergreen shareholders will receive new shares of Pioneer common stock and cash. Set forth below is the text of the press release issued by Pioneer on June 4, 2004, announcing a joint exploration program in the National Petroleum Reserve-Alaska located on the North Slope with ConocoPhillips and Anadarko Petroleum Corporation.

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Pioneer Enters into Joint Venture to Explore
for Oil in NPR-A in Alaska

Dallas, Texas, June 4, 2004 — Pioneer Natural Resources Company (“Pioneer”) (NYSE:PXD) today announced that it has agreed to a joint exploration program in the National Petroleum Reserve-Alaska (“NPR-A”) located on the North Slope with ConocoPhillips and Anadarko Petroleum Corporation.

At the federal lease sale yesterday in Anchorage, Pioneer was the apparent high co-bidder on 63 tracts covering approximately 717,000 acres in the NPR-A Northwest Planning Area. Pioneer will participate with a 20% to 30% working interest in the acreage operated by ConocoPhillips.

Pioneer also acquired a 20% interest in 167,000 total acres in the adjacent NPR-A Northeast Planning Area and in federal offshore blocks, including seismic and geologic data.

Scott D. Sheffield, Pioneer’s Chairman and CEO stated, “The joint venture agreement and entry into NPR-A complement our growing business in Alaska and will add a high-impact, frontier exploration component to our portfolio. The addition of NPR-A lands balances our international exploration portfolio with quality prospects in North America.”

Pioneer’s Executive Vice President of Exploration, Chris Cheatwood, said, “Alaska is an important component of our exploration strategy, and we are pleased to participate in this joint venture. ConocoPhillips and Anadarko are excellent partners for Pioneer given their collective success and experience on the North Slope and specifically in NPR-A.”

Pioneer is a large independent oil and gas exploration and production company with operations in the United States, Canada, Argentina, South Africa, Gabon and Tunisia. Pioneer’s headquarters are in Dallas. For more information, visit Pioneer’s website at www.pioneernrc.com.

Except for historical information contained herein, the statements in this Document are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer Natural Resources Company are subject to a number of risks and uncertainties that may cause Pioneer’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are described in Pioneer’s 10-K and 10-Q Reports and other filings with the Securities and Exchange Commission.

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Legal Information

     This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.

     The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement–prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement–prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement–prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement–prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

     Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement–prospectus regarding the proposed merger when it becomes available.

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